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                                                                    EXHIBIT 99.3
                                                           [English Translation]
                                                                February 6, 2003

                              HANARO TELECOM, INC.

                          2003 BUSINESS PLAN ANNOUNCED


The following is an English translation of a summary of a press release filed with KOSDAQ on February 6, 2003.

Hanaro Telecom, Inc. (`the Company' or `Hanaro') announced that it achieved its revenues of over KRW 1 trillion for the year 2002, which is considered remarkable since the achievement was made possible within three years and eight months after its business inception. The Company plans to achieve its first net profit this year.

Hanaro, one of Korea's largest broadband Internet access and local call service providers, held a Board of Directors meeting on February 6, 2003 at 7:30AM and obtained a Board approval on its 2003 business plan. According to the business plan, Hanaro targets to achieve revenues of KRW1.5855 trillion, operating profit of KRW171.1 billion, and net profit of KRW14.8 billion. The Company targets to make its first net profit since its commercialization of services in April 1999.

On the operating side, the Company plans to provide 20Mbps and 50Mbps VDSL services mainly targeting apartment complexes and also the bundled wire-and-the-wireless bundled services. With development of a variety of value-added services and provision of beneficial services to existing customers, the Company aims to not only retain the current subscribers but also increase the market share. Hanaro's voice service plan is to bundle the local service with its new long-distance and international call services, which are to be commercialized in October this year, customized to the specific needs of customers. Furthermore, the Company plans to aggressively market its VoIP service to non-apartment complex residential areas.

Hanaro's subscriber target for the year 2003 is to expand its subscriber base to 5 million in total, including 3.58 million broadband subscribers and 1.41 voice subscribers.

New projects for the year include 1) bundled wire-and-the-wireless services, based on wireless LAN and 2.3GHz bandwidth, and home networking and 2)DMC (digital media communications) services.

Also announced were the 2002 earnings results. Revenues increased 51.9% to KRW1.2539 trillion while net loss decreased 49.6% to KRW123.1 billion from KRW244.1 billion in 2001. The Company achieved its first operating profit of KRW6.1 billion in the year 2002.

Despite the slow down of market growth compared to 2001, Hanaro secured additional 810,000 subscribers and increased its market share to 27.6%.

THE 2002 EARNINGS RESULTS ARE PRE-AUDIT NUMBERS ESTIMATED BY THE COMPANY.

This release contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about our company and our industry. The


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forward-looking statements are subject to various risks and uncertainties.
Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's history of operating losses; the Company's inability to generate sufficient cash flow from its operations to meet its operating needs and its reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to Hanaro Telecom's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in Hanaro Telecom's securities. Hanaro Telecom does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements.